Exhibit 99.5

VERSES® Partners with Leading Global Investment Firm for Genius™ Beta

Project to Focus on Macroeconomic Market Risk, Leveraging Genius Predictive Analysis for Proactive Strategies

VANCOUVER, British Columbia, Jan. 30, 2025 — VERSES AI Inc. (CBOE:VERS) (OTCQB:VRSSF) (“VERSES” or the “Company”), a cognitive computing company specializing in next-generation intelligent agent systems, announces that a leading global investment firm has joined the Genius beta program with the intent to mitigate market risk during volatile times, increase their investment returns, and grow their asset base by navigating the markets more consistently.

The initial project is expected to leverage the predictive abilities of Genius to analyze and determine when the macroeconomic environment is shifting. Regime identification and switching models act like a financial weather forecast, helping investment firms anticipate shifts between calm, stable markets and volatile, high-risk periods—allowing them to minimize losses, seize opportunities, and make smarter decisions before the storm hits.

“We believe enabling our partners to ‘get ahead’ of market risks and shift the paradigm from reaction to prediction has the potential to create significant market advantage for our customers and across multiple industries,” said Michael Wadden, VERSES’ Chief Commercial Officer. “We are excited by the opportunity to work with one of the largest and most forward- thinking global financial institutions as part of our Genius beta program. It is important for us to test Genius with larger enterprise customers and applying more complex use cases that span across multiple industries such as risk management. We are thrilled this client selected Genius for this strategic endeavor.”

About VERSES

VERSES is a cognitive computing company building next-generation intelligent software systems modeled after the wisdom and genius of Nature. Designed around first principles found in science, physics and biology, our flagship product, Genius, is a suite of tools for machine learning practitioners to model complex dynamic systems and generate autonomous intelligent agents that continuously reason, plan, and learn. Imagine a Smarter World that elevates human potential through technology inspired by Nature. Learn more at verses.ai, LinkedIn, and X.

On behalf of the Company

Gabriel René, Founder & CEO, VERSES AI Inc.

Press Inquiries: press@verses.ai

Investor Relations Inquiries

U.S., Matthew Selinger, Partner, Integrous Communications, mselinger@integcom.us 415-572-8152

Canada, Leo Karabelas, President, Focus Communications, info@fcir.ca 416-543-3120

Cautionary Note Regarding Forward-Looking Statements

When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information. Although VERSES believes, in light of the experience of their respective officers and directors, current conditions and expected future developments and other factors that have been considered appropriate, that the expectations reflected in the forward-looking statements and information in this press release are reasonable, undue reliance should not be placed on them because the parties can give no assurance that such statements will prove to be correct. The forward-looking statements and information in this press release include, among other things, that the initial project is expected to leverage Genius’ predictive abilities to analyze and determine when the macro environment is shifting.

There are risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward- looking statements and information. In making the forward-looking statements in this news release, the Company has applied various material assumptions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. There are a number of important factors that could cause VERSES’ actual results to differ materially from those indicated or implied by forward-looking statements and information. Such factors may include, among other things, that the initial project will leverage Genius’ predictive abilities to analyze and determine when the macro environment is shifting. The Company undertakes no obligation to comment on analyses, expectations or statements made by third parties in respect of its securities or its financial or operating results (as applicable).

Additionally, forward-looking statements involve a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking statements. Such risks include, without limitation: the initial project will not successfully leverage Genius’ predictive abilities to analyze and determine when the macro environment is shifting as expected by management or at all. VERSES cautions that the foregoing list of material factors is not exhaustive. When relying on VERSES’ forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. VERSES has assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of VERSES as of the date of this press release and, accordingly, are subject to change after such date. VERSES does not undertake to update this information at any particular time except as required in accordance with applicable laws.